Mail Stop 4561

July 2, 2008

Mr. William L. Westerman
President and Chief Executive Officer
Riviera Holdings Corporation
2901 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re:** **Riviera Holdings Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2008**
> **File No. 000-21430**

Dear Mr. Westerman:

We have reviewed your response letter dated June 20, 2008 and have the following additional comment. If you disagree with our comment, we will consider an explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incentive Compensation Program, page 17

1.   We note your response to our prior comment number 1, which addresses disclosure of performance targets for future years. We also note your statement that you believe disclosure of the EBITDA goals would cause competitive harm. Please provide a more detailed analysis as to why disclosure of prior year EBITDA targets would cause competitive harm, or confirm to us that you will disclose your 2008 EBITDA goal targets in connection with your discussion of 2008 compensation amounts in the 2009 proxy statement. We note that at the time of such disclosure you will have already disclosed actual EBITDA.

Please respond to this comment within ten (10) business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3852 if you have questions regarding these comments or on any related matters.

Sincerely,

Michael McTiernan
Special Counsel